                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   (INITIAL FILING - ARCH HILL VENTURES N.V.)

                   (AMENDMENT NO. 3 - ARCH HILL CAPITAL N.V.)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         LITHIUM TECHNOLOGY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    536808306
                                    ---------
                                 (CUSIP Number)


                               J. Michael Harrison
                         Davis, Matthews & Quigley, P.C.
                      3400 Peachtree Road N.E., Suite 1400
                                Atlanta, GA 30326
                            Telephone: (404)261-3900
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 4, 2002
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                  Arch Hill Ventures N.V.
--------------------------------------------------------------------------------

2.       Check the Appropriate box if a Member of a Group (See Instructions)

                  (a)
                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization.        The Netherlands
--------------------------------------------------------------------------------

                  7.       Sole Voting Power
--------------------------------------------------------------------------------

                  8.       Shared Voting Power        66,804,314
--------------------------------------------------------------------------------

                  9.       Sole Dispositive Power
--------------------------------------------------------------------------------

                  10.      Shared Dispositive Power   66,804,314
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  66,804,314
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)     43%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  CO
--------------------------------------------------------------------------------

CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                  Arch Hill Capital N.V.
--------------------------------------------------------------------------------

2.       Check the Appropriate box if a Member of a Group (See Instructions)

                  (a)
                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization.        The Netherlands
--------------------------------------------------------------------------------

                  7.       Sole Voting Power          63,422,087
--------------------------------------------------------------------------------

                  8.       Shared Voting Power        66,804,314
--------------------------------------------------------------------------------

                  9.       Sole Dispositive Power     63,422,087
--------------------------------------------------------------------------------

                  10.      Shared Dispositive Power   66,804,314
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  130,226,401
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)     67%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  CO
--------------------------------------------------------------------------------

This statement on Schedule 13D constitutes the initial filing (the "Arch Hill Ventures Schedule 13D") by Arch Hill Ventures N.V. ("Arch Hill Ventures") and Amendment No. 3 to the Schedule 13D (the "Arch Hill Capital Amendment") filed by Arch Hill Capital N.V. ("Arch Hill Capital") and amends and supplements the
Schedule 13D filed by Arch Hill Capital. Arch Hill Capital controls Arch Hill Ventures.

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Lithium Technology Corporation (the "Issuer"). The address and principal executive office of the Issuer is 5115 Campus Drive, Plymouth Meeting, PA 19462-1129

ITEM 2.           IDENTIFY AND BACKGROUND

         (a) The Arch Hill Ventures Schedule 13D is being filed by Arch Hill Ventures.

                  Attached hereto and incorporated herein by this reference is
                  Schedule I, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Arch Hill Ventures; (ii) each person controlling Arch Hill Ventures, and (iii) each executive officer and director of any corporation or other person ultimately in control of Arch Hill Venture.

         (b) The business address of the Arch Hill Ventures is Parkweg 2, 2585 JJ's - Gravenhage.

         (c) Arch Hill Ventures is a company engaged in venture capital investment.

         (d) During the past five years, neither Arch Hill Ventures nor, to the best of its knowledge, any of the persons identified on
                  Schedule I attached hereto, has been convicted in a criminal proceeding.

         (e) During the past five years, neither Arch Hill Ventures, nor to the best of its knowledge, any of the persons identified on
                  Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Arch Hill Ventures is a Netherlands corporation.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Under an Agreement (the "Share Exchange Agreement") which closed on October 4, 2002 (the "Share Exchange") Arch Hill Ventures acquired in a private transaction 60,000 shares of Series A Preferred Stock of the Issuer that are convertible, in the aggregate, into 66,804,314 shares of Issuer Common Stock. The consideration for such preferred shares were shares of GAIA Holding B.V. ("GAIA Holding") owned by Arch Hill

                  Ventures constituting 60% of the outstanding shares of GAIA Holding. Upon closing of the Share Exchange, Arch Hill Capital entered into a 4th amendment of the existing bridge financing agreement (the "Bridge Financing Agreement") with the Issuer and converted $1,914,567 principal of Promissory Notes of the Issuer into 23,932,087 shares of Issuer Common Stock. For a further description of the Share Exchange and the 4th amendment to the Bridge Financing Agreement see Item 6.

ITEM 4.           PURPOSE OF TRANSACTION

(a),(b),(e),(f)   As described in Item 3 and Item 6, on October 4,
                  2002 (i) Arch Hill Ventures acquired 60,000 shares of the
                  Issuer's Preferred Stock that are convertible into 66,804,314 shares of the Issuer's Common Stock, in exchange for 60% of the outstanding shares of GAIA Holding owned by Arch Hill
                  Ventures and (ii) Arch Hill Capital entered into a 4th amendment of the existing Bridge Financing Agreement with the Issuer and converted $1,914,567 principal of Promissory Notes of the Issuer into 23,932,087 shares of Issuer Common Stock.
                  As described in Item 6, the 4th Amendment to the Bridge
                  Financing Agreement also provides that any promissory note issued by the Issuer to Arch Hill Capital on or after July 29, 2002 shall be applied against the purchase price of equity securities sold by the Issuer after the closing of the Share
                  Exchange.

         (d) The Share Exchange Agreement provides that as soon as practicable after consummation the Share Exchange and filing by the Issuer of a Form 14-F for such purpose, the Issuer's Board of Directors will be increased to twelve members and Arch Hill Ventures will be entitled to designate six nominees to the Board of Directors of the Issuer.

         (g) In the Share Exchange the Issuer issued to Arch Hill Ventures 60,000 shares of Issuer Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof into 1,113.40524 shares of Issuer common stock at any time following the authorization and reservation of a sufficient number of shares of Issuer common stock by all requisite action, including action by the Issuer's Board of Directors and by the Issuer's shareholders, to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock.

                  Each share of the Series A Preferred Stock will automatically be converted into 1,113.40524 shares of Issuer common stock one year following the authorization and reservation of a sufficient number of shares of Issuer common stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock. The shares of Series A Preferred Stock held by Arch Hill Ventures are convertible, in the aggregate, into 66,804,314 shares of Issuer common stock.

                  The shares of Series A Preferred Stock are entitled to vote together with the common stock on all matters submitted to a vote of the holders of the common stock. On all matters as to which shares of common stock or shares of Series A

                  Preferred Stock are entitled to vote or consent, each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the common stock into which it is convertible would have if such Series A Preferred Stock had been so converted into common stock as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series A Preferred Stock is initially entitled to the number of votes that 1,114 shares of common stock would have.

                  In addition to the voting rights provided above, as long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, will be required in order for Issuer to:

                  (i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series A Preferred Stock or any other provision of Issuer Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock;

                  (ii) issue any shares of capital stock ranking prior or superior to, or on parity with, the Series A Preferred Stock; or

                  (iii) subdivide or otherwise change shares of Series A Preferred Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

                  The Series A Preferred Stock ranks on a parity with the common stock as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the shares of common stock into which such Series A Preferred Stock are convertible would have been entitled to receive if such Series A Preferred Stock had been so converted into common stock prior to such distribution.

                  The issuance of the Series A Preferred Stock by the Issuer to Arch Hill Ventures may impede the acquisition of control of the Issuer by any person.

                  The Reporting Person has no plans or proposals which relate to Items 4 (c), (h), (i) or (j).

ITEM 5.           INTEREST  IN SECURITIES OF THE ISSUER

         (a)      (i)      Arch Hill Capital is the beneficial owner of
                           130,226,401 shares of Issuer's Common Stock representing approximately 67% of Issuer's Common

                           Stock consisting of (1) 23,932,087 shares of Issuer common stock held by Arch Hill Capital (issued upon conversion of $1,914,567 of promissory notes held by Arch Hill Capital at the closing of the Share Exchange; (2) $3.94 million in principal of Issuer convertible promissory notes held by Arch Hill Capital convertible at any time into 39,490,000 shares of Issuer common stock at $.10 per share (together with the 23,932,087 shares held by Arch Hill Capital the "Arch Hill Capital Shares"); and (3) 60,000 shares of Issuer's Series A Preferred Stock held by Arch Hill Ventures (issued in the Share Exchange) which are entitled to 1,114 votes per share and are convertible into 66,804,314 shares of Issuer's common stock as described above (the "Arch Hill Ventures Shares").

                  (ii) Arch Hill Ventures is the beneficial owner of 60,000 shares of Issuer's Preferred Stock that are convertible, in the aggregate, into 66,804,314 shares of Issuer's Common Stock constituting 43% of Issuer's outstanding shares.

         (b) The Arch Hill Capital Shares are owned directly by Arch Hill Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares. The Arch Hill Ventures Shares are owned directly by Arch Hill Ventures. Arch Hill Ventures has the power to vote and dispose of the Arch Hill Ventures Shares. Arch Hill Capital controls Arch Hill Ventures and also has the power to vote and dispose of the Arch Hill Ventures Shares.

         (c)     (i)       Arch Hill Capital made loans to Issuer out of
                           its own working capital of $280,000 on
                           June 21, 2002 in exchange for the issuance in private transaction of promissory notes that are convertible into an aggregate of 3,500,000 shares of Issuer common stock at $.08 per share. Arch Hill Capital made loans to the Issuer out of its own working capital of $150,000 on July 29, 2002, $150,000 on
                           August 13, 2002, $200,000 on September 13, 2002 and
                           $287,375 on October 9, 2002 in exchange for the issuance in private transactions of non-convertible promissory notes of the Issuer.

                  (ii) On October 4, 2002, in connection with waiving the $5 million financing condition of closing of the Share Exchange the Issuer entered into amendment No. 4 to the Bridge Financing Agreement pursuant to which Arch Hill Capital agreed to amend the repayment terms of the Bridge Financing Agreement and the promissory notes. Amendment No. 4 provides that the entire principal balance and all other sums due and payable under (i) any Promissory Note issued prior to July 29, 2002 shall be converted as of the closing of the Share Exchange into Issuer common stock on the conversion terms set forth in such promissory notes and (ii) any Promissory Notes issued on or after July 29, 2002 shall be applied against the purchase price of equity securities being sold by Issuer in any equity financing after closing of the Share Exchange. Pursuant to the terms of such amendment No. 4, on October 4, 2002, $1,914,567 in principal of outstanding Promissory Notes issued prior to July 29, 2002 were converted into 23,932,087 shares of Issuer common stock at $.08 per share and

                           $787,375 in principal of outstanding non-convertible Promissory Notes issued on or after July 29, 2002 remain outstanding.

                  (iii) In the Share Exchange which closed on October 4, 2002 Arch Hill Ventures acquired in a private transaction 60,000 shares of Series A Preferred Stock of the Issuer that are convertible, in the aggregate, into 66,804,314 shares of Issuer Common Stock. The consideration for such preferred shares were shares of GAIA Holding owned by Arch Hill Ventures constituting 60% of the outstanding shares of GAIA Holding.

                  (iv) Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

SHARE EXCHANGE

On October 4, 2002 the Issuer and Arch Hill Ventures closed a Share Exchange pursuant to which Issuer acquired an interest in GAIA Akkumulatorenwerke GmbH, ("GAIA"), a lithium polymer battery company, headquartered in Nordhausen/Thuringia, Germany, through the transfer to the Issuer of 60% of the outstanding shares of GAIA Holding held by Arch Hill Ventures. GAIA is a private limited liability company incorporated under the laws of Germany.

The Share Exchange was consummated pursuant to the terms of a Share Exchange Agreement (the "Share Exchange Agreement") that the Issuer entered into on June 7, 2002 with Hill Gate Capital N.V. ("Hill Gate"), which subsequently changed its name to Arch Hill Real Estate N.V. ("Arch Hill Real Estate"). On September 6, 2002, all of the outstanding shares of GAIA Holding and all of the rights and obligations of Arch Hill Real Estate under the Share Exchange Agreement were transferred to Arch Hill Ventures.

In the Share Exchange, Arch Hill Ventures transferred to the Issuer shares of GAIA Holding that constitute 60% of the outstanding shares of GAIA Holding, and the Issuer issued to Arch Hill Ventures 60,000 shares of Issuer Series A Preferred Stock. Arch Hill Ventures currently owns the remaining 40% of the outstanding shares of GAIA Holding.

The Issuer and Arch Hill Ventures waived the requirement of receipt by the Issuer of at least $5 million in equity financing as a condition to the closing of the Share Exchange. In connection with such waiver, Arch Hill Capital agreed to convert $1,914,567 of the principal of the promissory notes of the Issuer into 23,932,087 shares of Issuer common stock as described below (See below "Bridge Financing by Arch Hill Capital").

ISSUER SERIES A PREFERRED STOCK ISSUED IN THE SHARE EXCHANGE

In the Share Exchange the Issuer issued to Arch Hill Ventures 60,000 shares of Issuer Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof into 1,113.40524 shares of Issuer common stock at any time following the authorization and reservation of a sufficient number of shares of Issuer common stock by all requisite action, including action by the Issuer's Board of Directors and by the Issuer's shareholders, to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock.

Each share of the Series A Preferred Stock will automatically be converted into 1,113.40524 shares of Issuer common stock one year following the authorization and reservation of a sufficient number of shares of Issuer common stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock. The shares of Series A Preferred Stock held by Arch Hill Ventures are convertible, in the aggregate, into 66,804,314 shares of Issuer common stock.

The shares of Series A Preferred Stock are entitled to vote together with the common stock on all matters submitted to a vote of the holders of the common stock. On all matters as to which shares of common stock or shares of Series A Preferred Stock are entitled to vote or consent, each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the common stock into which it is convertible would have if such Series A Preferred Stock had been so converted into common stock as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series A Preferred Stock is initially entitled to the number of votes that 1,114 shares of common stock would have.

In addition to the voting rights provided above, as long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, will be required in order for Issuer to:

         (i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series A Preferred Stock or any other provision of Issuer Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock;

         (ii) issue any shares of capital stock ranking prior or superior to, or on parity with, the Series A Preferred Stock; or

         (iii) subdivide or otherwise change shares of Series A Preferred Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

The Series A Preferred Stock ranks on a parity with the common stock as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the shares of common stock into which such Series A Preferred Stock are convertible would have been entitled to receive if such Series A Preferred Stock had been so converted into common stock prior to such distribution.

ISSUER BOARD OF DIRECTORS

The Share Exchange Agreement provides that as soon as practicable after consummation of the Share Exchange and filing by the Issuer of a Form 14-F for such purpose, the Issuer's Board of Directors will be increased to twelve members and Arch Hill Ventures will be entitled to designate six nominees to the Board of Directors of the Issuer.


REGISTRATION RIGHTS

Arch Hill Ventures has the following registration rights, at the Issuer's expense, with respect to the Issuer's common stock issuable upon conversion of the Series A Preferred Stock issued in the Share Exchange: (i) upon the request of the holders, in the aggregate, of at least 50% of the shares of Issuer common stock underlying the Preferred Stock, one demand registration, (ii) unlimited piggyback rights, and (iii) rights to register shares in up to three shelf offerings pursuant to Form S-3. All registration rights will terminate when the underlying common stock may be sold under Rule 144(k).

OPTION AGREEMENT WITH GAIA HOLDING STOCKHOLDER

On October 4, 2002, in connection with the closing of the Share Exchange, the Issuer entered into an Option Agreement with Arch Hill Ventures pursuant to which the Issuer has the right to acquire additional shares of GAIA Holding owned by Arch Hill Ventures in order to maintain the Issuer's ownership position in GAIA Holding at not less than 60% of the outstanding shares. The Option Agreement shall remain in full force and effect until the earlier of (a) the consent of Arch Hill Ventures and the Issuer; (b) the termination of the Strategic Alliance Agreement (described below); or (c) the liquidation or dissolution of GAIA Holding.



BRIDGE FINANCING BY ARCH HILL CAPITAL

Effective October 4, 2002, the Issuer and Arch Hill Capital amended the terms of the Bridge Financing Agreement entered into as of January 8, 2002, as previously amended on March 22, 2002, May 30, 2002 and July 29, 2002. Arch Hill Capital advanced (i) a total of $1,914,567 prior to July 29, 2002 convertible into 23,932,087 shares of Issuer common stock and (ii) a total of $787,375 from July 29, 2002, through October 2002 in exchange for non-convertible promissory notes. The principal balance of the non-convertible promissory notes will be applied against the purchase price of equity securities sold by the Issuer after the closing of the Share Exchange.

On October 4, 2002, in connection with waiving the $5 million financing condition of closing the Share Exchange, the Issuer and Arch Hill Capital entered into Amendment No. 4 to the Bridge Financing Agreement pursuant to which Arch Hill Capital agreed to amend the foregoing repayment terms of the promissory notes. Amendment No. 4 provides that the entire principal balance and all other sums due and payable under (i) any Promissory Note issued prior to July 29, 2002 shall be converted as of the closing of the Share Exchange into Issuer common stock on the conversion terms set forth in such notes and (ii) any Promissory Notes issued on or after July 29, 2002 shall be applied against the purchase price of equity securities being sold by us in any equity financing after the closing of the Share Exchange. Pursuant to the terms of such Amendment, on October 4, 2002, $1,914,567 in principal of outstanding Promissory Notes issued prior to July 29, 2002 were converted into 23,932,087 shares of Issuer common stock and $787,375 in principal of outstanding non-convertible promissory notes issued on or after July 29, 2002, remain outstanding.

STRATEGIC ALLIANCE AGREEMENT WITH GAIA

On October 4, 2002, the Issuer entered into a Strategic Alliance Agreement with GAIA (the "Strategic Alliance Agreement,") covering technology sharing and licensing, joint production, marketing, sales and distribution activities and similar matters.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS



Exhibit 1  -      Share Exchange Agreement, dated as of June 7, 2002, by and between Lithium Technology Corporation and Hill Gate Capital
                  N.V. and Exhibits [Schedules omitted] (1)

Exhibit 2  -      Amended Certificate of Designation of Lithium Technology
                  Corporation. (2)

Exhibit 3  -      Option Agreement dated as of October 4, 2002 by and between
                  Arch Hill Ventures, N.V., GAIA Holding B.V. and Lithium
                  Technology Corporation. (2)


Exhibit 4 -       Bridge Financing Amendment Agreement No. 4 dated as of October
                  4, 2002 between Lithium Technology Corporation and Arch Hill
                  Capital N.V. (2)


----------

(1) Filed as an exhibit to Amendment No. 2 to Schedule 13D filed by Arch Hill Capital, N.V. and incorporated herein by reference.

(2)      Filed herewith.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 15,  2002                   ARCH HILL CAPITAL N.V.



                                            By:      /s/ H. H. Van Andel
                                                --------------------------------
                                                     H. H. Van Andel
                                                     Chief Executive Officer


Dated:  October 15, 2002                    ARCH HILL VENTURES N.V.



                                            By:      /s/ H. H. Van Andel
                                                --------------------------------
                                                     H. H. Van Andel
                                                     Executive Officer

                                   SCHEDULE I

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Arch Hill Ventures N.V.; (ii) each person controlling the reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of Arch Hill Ventures N.V.

Name and Citizenship                          Principal Occupation or Employment
--------------------                          ----------------------------------
Arch Hill Management B.V.                     Executive Director of Arch Hill Ventures N.V.
   ("Management")
   (The Netherlands)

H.H. van Andel                                Executive Director of Management
   (The Netherlands)

J. K. Poort                                   Executive Director of Management
   (The Netherlands)

C. van Nispen                                 Executive Director of Arch Hill Ventures N.V.
   (The Netherlands)

C. van den Berg                               Executive Director of Management
   (The Netherlands)

M. Frech                                      Non-executive Director of Arch Hill Ventures N.V.
   (The Netherlands)

D. Schonis                                    Non-executive Director of Arch Hill Ventures N.V.
   (The Netherlands)

Stichting Administratie                       A Netherlands stichting holding 100% of the shares
   Kantoor Arch Hill Ventures N.V.            of Arch Hill Ventures N.V. for the account of
   (The Netherlands)                          investors.

                               INDEX TO EXHIBITS


Exhibit 1  -      Share Exchange Agreement, dated as of June 7, 2002, by and between Lithium Technology Corporation and Hill Gate Capital
                  N.V. and Exhibits [Schedules omitted] (1)

Exhibit 2  -      Amended Certificate of Designation of Lithium Technology
                  Corporation. (2)

Exhibit 3  -      Option Agreement dated as of October 4, 2002 by and between
                  Arch Hill Ventures, N.V., GAIA Holding B.V. and Lithium
                  Technology Corporation. (2)



Exhibit 4  -      Bridge Financing Amendment Agreement No. 4 dated as of October
                  4, 2002 between Lithium Technology Corporation and Arch Hill
                  Capital N.V. (2)


----------

(1) Filed as an exhibit to Amendment No. 2 to Schedule 13D filed by Arch Hill Capital, N.V. and incorporated herein by reference.

(2)      Filed herewith.